Jeffrey A. Shady

Jeffrey. Shady@klgates.com

949-623-3565

May 24, 2007

Michael McTiernan, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 0409

Washington, D.C.  20549

Re:	Cornerstone Core Properties REIT, Inc.
Post-Effective Amendment No. 6
Filed May 24, 2007
File No. 333-121238

Dear Mr. McTiernan:

Enclosed please find post-effective amendment no. 6 along with a marked copy to highlight changes made from post-effective amendment no. 5.  The primary purpose of this filing is to update the Company’s financial statements and prior performance tables.

The undersigned hereby acknowledges, on behalf of the Registrant, that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel to contact the undersigned with any questions you may have.

Very truly yours,

/s/ Jeffrey A. Shady

Jeffrey A. Shady
Kirkpatrick & Lockhart Preston Gates Ellis LLP